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                                               FILED BY PHARMACIA & UPJOHN, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14a-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                       SUBJECT COMPANY: PHARMACIA & UPJOHN, INC.
                                                   COMMISSION FILE NO. 001-11557





The following is an English translation of a Swedish document prepared to respond to questions from Swedish depository share holders:

                          UPDATED VERSION MARCH 9, 2000

                    PHARMACIA & UPJOHN'S MERGER WITH MONSANTO

INFORMATION AT 020 - 26 04 00

All calls from the media are referred to Marianne Baarnhielm, Director External Information, Pharmacia & Upjohn, tel. +46-8-695 72 78, mobile +49-70-319 50 60 E-mail: marianne.baarnhielm@eu.pnu.com

Calls from analysts and investors are referred to Craig Tooman, Pharmacia & Upjohn, Director Investor Relations, tel. +1-908-901-8851, e-mail craig.tooman@am.pnu.com

For questions that cannot be answered using this material - please send an e-mail to Katarina Lokke, Pharmacia & Upjohn, with information regarding the name, telephone number and question of the questioner. E-mail:
katarina-lokke@eu.pnu.com


QUESTIONS AND ANSWERS

TAX QUESTIONS

4.  WHAT OUTCOME DO YOU EXPECT FROM THE TAX RULING?
Of course we hope that the ruling will be positive and that Swedish holders can defer taxation on a capital gain. The Swedish National Tax Board, our opposing party before the Council For Advance Tax Rulings, has also just recently agreed that a positive tax ruling should be passed. This means that in the opinion of the National Tax Board, deferred taxation may be allowed. The Council For Advance Tax Rulings will, however, make its own judgment regarding the application for a tax ruling. Therefore, it is not possible to guarantee that a positive ruling will eventually be passed. The Council For Advance Tax Ruling is expected to try the application on March 17 and we hope that a ruling will be passed shortly thereafter.

                              *********************

These materials contain certain forward-looking statements, including, among other things, statements regarding each company's or the combined company's anticipated financial or product performance, pipeline, plans for growth,

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expected cost savings from the merger and other statements relating to future events. These forward-looking statements are based on current expectations, but actual results may differ materially from anticipated future events or results. Certain factors which could cause each company's individual and the combined company's actual results to differ materially from expected and historical results are described in Monsanto's and Pharmacia & Upjohn's periodic reports filed with the Securities and Exchange Commission, including Monsanto's and Pharmacia & Upjohn's 1998 annual reports, on Forms 10-K and Exhibits 99 thereto, respectively, and the definitive proxy statement/prospectus relating to the merger filed by each Monsanto and Pharmacia & Upjohn on February 22, 2000.

The forward-looking information included in these materials filed pursuant to Rule 425 under the Securities Act of 1933 on March 9, 2000, is based on information prepared by the management of Pharmacia & Upjohn. The forward-looking information is not intended to comply with the presentation and disclosure guidelines for prospective financial information of the Securities and Exchange Commission or the American Institute of Certified Public Accountants.

Monsanto Company and Pharmacia & Upjohn have filed a definitive joint proxy statement/prospectus and other relevant information and documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-1000. Documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone (888) 768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Monsanto, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Monsanto stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by Monsanto with the SEC on January 25, 2000.

Pharmacia & Upjohn, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Pharmacia & Upjohn stockholders in favor of the merger. Information concerning the participants in the solicitation is included in filings under Rule 425 made by Pharmacia & Upjohn with the SEC on January 27, 2000.